SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of           )
KeySpan Corporation        )
                           )                                    File No. 70-9641
(Public Utility Holding    )
Company Act of 1935)       )



                       RULE 24 CERTIFICATE OF NOTIFICATION

              Pursuant to Rule 24,1 this Certificate of Notification is filed by KeySpan Corporation ("KeySpan"), a New York Corporation, in connection with the following transactions proposed in KeySpan's Form U-1 docketed as File No. 70-9641, as amended (the "Application-Declaration"), and authorized by order of the Securities and Exchange Commission (the "Commission") dated November 7, 2000, in this file (Release No. 35-27271). Capitalized terms used herein without definition have the meaning ascribed to them in the Application-Declaration. KeySpan hereby certifies pursuant to Rule 24:

          A. That KeySpan, through ACJ Acquisition LLC ("ACJ"), has acquired all of the issued and outstanding common stock of Eastern Enterprises ("Eastern") and, indirectly, all of the common stock of Eastern's utility subsidiaries identified in the Application-Declaration.2

          B. That KeySpan, through Eastern's acquisition of EnergyNorth, Inc. ("EnergyNorth"), has indirectly acquired EnergyNorth and its utility subsidiary identified in the Application-Declaration.

          C. That KeySpan filed the Notification of Registration on Form U5A at the time of the closing of the Transaction on November 8, 2000 (the "Closing"), as required under Section 5(a) of the Public Utility Holding Company Act of 1935 (the "Act").

          D.   That  KeySpan   retains   directly  or  indirectly  the  existing
               businesses, investments and non-utility activities of KeySpan, Eastern and EnergyNorth.

--------
1    17 C.F.R.ss.250.24.

2 ACJ was merged out of existence as a result of KeySpan's acquisition of Eastern.

          E. That KeySpan retains the electric utility business of KeySpan Generation as an additional electric system within the meaning of
               Section 11 of the Act.

          F. That except for the transactions or matters described in the Application-Declaration and the order which do not have to be completed until dates specified therein which are subsequent to the date of the Closing and the filing this certification, the transactions described in the Application-Declaration have been completed.

                                    SIGNATURE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                      KeySpan Corporation


                                          /s/
                                      ------------------------------------
                                      Steven L. Zelkowitz
                                      Senior Vice President and General Counsel